UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CENTRAL JERSEY BANCORP
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

153770 10 2
(CUSIP Number)

December 31, 2006(1)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	153770 10 2

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Solomon Dwek
2. Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b)

3. SEC Use Only

4. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	3,234 (2)
	6. Shared Voting Power	None
	7. Sole Dispositive Power	3,234 (2)
	8. Shared Dispositive Power	None

9. Aggregate Amount Beneficially Owned by Each Reporting Person	3,234 (2)

10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)	☐

11. Percent of Class Represented by Amount in Row 9	Less than 1.0%

12. Type of Reporting Person (See Instructions)	IN

Item 1.

(a)	Name of Issuer:

Central Jersey Bancorp

(b)	Address of Issuer’s Principal Executive Offices:

627 Second Avenue, Long Branch, New Jersey 07740
Item 2.

(a)	Name of Person Filing:

Solomon Dwek

(b)	Address of Principal Business Office or, if none, Residence:

311 Crosby Avenue, Deal, New Jersey 07723

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, par value $0.01

(e)	CUSIP Number:

153770 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,234 shares of Common Stock (2).

(b)	Percent of class: Less than 1.0%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 3,234 (2).

(ii)	Shared power to vote or to direct the vote None.

(iii)	Sole power to dispose or to direct the disposition of 3,234 (2).

(iv)	Shared power to dispose or to direct the disposition of None.

Item 5.	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

Not applicable.

(b)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)	Except as otherwise specified herein, the information presented in this Amendment No. 5 to Schedule 13G is as of December 31, 2006.

(2)
Includes 1,616 shares held in an Individual Retirement Account with Multi-Financial Securities Corp. for the benefit of the reporting person and 1,618 shares held in an Individual Retirement Account with Multi-Financial Securities Corp. for the benefit of the reporting person’s wife, Pearl Dwek. The reporting person disclaims beneficial ownership to the shares held in the Individual Retirement Account for the benefit of his wife.

[The next page is the signature page.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13 , 2007
Date

/s/ Solomon Dwek
Signature

Solomon Dwek
Name/Title